SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                        (Amendment No. 4)

                       TRENWICK GROUP INC.
                       -------------------
                         (Name of Issuer)


             Common Stock, par value $.10 per share
             ---------------------------------------
                 (Title of class of securities)

                            89529010
                            ---------
                          (CUSIP Number)


























Check the following box if a fee is being paid with this statement:



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                    (Continued on following pages)
                          Page 1 of 7 pages

CUSIP No.  89529010
---------------------------------------------------------------------

l)  Names of                     (a) Orion Capital Corporation
    Reporting Persons                IRS No. 95-6069054
    S.S. or IRS Identification   (b) The Connecticut Indemnity
    Nos. of Above Persons            Company
                                     IRS No. 06-0303520
                                 (c) Design Professionals Insurance
                                     Company
                                     IRS No. 94-2319176
                                 (d) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (e) The Fire and Casualty Insurance
                                     Company of Connecticut
                                     IRS No. 06-0640218
                                 (f) Security Insurance Company of
                                     Hartford
                                     IRS No. 06-0529570

---------------------------------------------------------------------

2)  Check the Appropriate Box    (a)
    if a Member of a Group       (b)  X
    (See Instructions)           (c)  X
                                 (d)  X
                                 (e)  X
                                 (f)  X

---------------------------------------------------------------------

3)  SEC Use Only
---------------------------------------------------------------------

4)  Citizenship or Place of      (a)  Delaware
    Organization                 (b)  Connecticut
                                 (c)  Connecticut
                                 (d)  Connecticut
                                 (e)  Connecticut
                                 (f)  Connecticut
---------------------------------------------------------------------

                (5)  Sole Voting
Number               Power                 405,513
of Shares       (6)  Shared Voting
Beneficially         Power
Owned by        (7)  Sole Dispositive
Each Reporting       Power                 405,513
Person With     (8)  Shared Dispositive
                     Power
---------------------------------------------------------------------






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

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        405,513
---------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
---------------------------------------------------------------------
11)  Percent of Class Represented
     by Amount in Row (9)                    6.2%

l2)  Type of Reporting Person              (a) CO, HC
     (See Instructions)                    (b) CO, IC
                                           (c) CO, IC
                                           (d) CO, IC
                                           (e) CO, IC
                                           (f) CO, IC








































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


Item 1(a)  Name of Issuer:
           --------------

                 Trenwick Group Inc.

      Item 1(b)  Address of Issuer's Principal Executive Offices:
                 ------------------------------------------------

                 Metro Center, One Station Place
                 Stamford, Connecticut 06902

      Item 2(a)  Names of Persons Filing:
                 ------------------------

                 Orion Capital Corporation ("Orion Capital") and five of its subsidiaries:
                 . The Connecticut Indemnity Company
                 . Design Professionals Insurance Company
                 . EBI Indemnity Company
                 . The Fire and Casualty Insurance Company of Connecticut . Security Insurance Company of Hartford


                 (The five subsidiaries listed above are sometimes referrred to herein as the "Subsidiaries.")


      Item 2(b)  Address of Principal Business Office:
                 -------------------------------------

                 Orion Capital's principal business office is located at:

                 600 Fifth Avenue, 24th Floor
                 New York, New York  10020

                 The principal business office of each of the Subsidiaries is located at:

                 9 Farm Springs Drive
                 Farmington, Connecticut  06032

      Item 2(c)  Citizenship:
                 ------------

                 Trenwick Group Inc. was incorporated in the State of Delaware.

      Item 2(d)  Title of Class of Securities:
                 -----------------------------

                 Common Stock, par value $.10 per share

      Item 2(e)  CUSIP Number:
                 --------------

                  89529010

      Item 3.    If this statement is filed pursuant to Rule
                 13d-1(b) or 13d-2(b), check whether the person
                 filing is:
                 -----------------------------------------------
                 (c)  X  An Insurance Company as defined in section 3(a)
                         (19) of the Act
                 (g)  X  A Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(ii)(G)

      Item 4.    Ownership.
                 ----------

                 (a)   Amount beneficially owned:

                       405,513 shares

                 (b)   Percent of class:

                       6.2%

                 (c)   Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote: 405,513

                (ii) Shared power to vote or to direct the vote: Not appli-cable

               (iii)   Sole power to dispose or to direct the disposition
                        of:
                        405,513

                (iv) Shared power to dispose or to direct the disposition of:
                       Not applicable

      Item 5.    Ownership of Five Percent or Less of a Class.
                 ---------------------------------------------

                 Not applicable

      Item 6.    Ownership of More than Five Percent on
                 Behalf of Another Person.
                 -------------------------

                 Not applicable

Item 7.    Identification and Classification of the
           Subsidiary Which Acquired the Security Being
           Reported on By the Parent Holding Company.
           ---------------------------------------------


The Common Stock of Trenwick Group Inc. being reported on by Orion Capital is held by the five Subsidiaries listed below, each of which is classified as an insurance company (as indicated in response to Item 3 hereof); such Common Stock is held in the amounts set forth opposite the respective names of the Subsidiaries, as follows:

         Subsidiary                                 Number of Shares
         ----------                                 -----------------

THE CONNECTICUT INDEMNITY COMPANY                     100,000

DESIGN PROFESSIONALS INSURANCE COMPANY                 28,267

EBI INDEMNITY COMPANY                                  34,300

THE FIRE AND CASUALTY INSURANCE                        23,800
 COMPANY OF CONNECTICUT

SECURITY INSURANCE COMPANY OF HARTFORD                219,146
                                                      ---------
                              Total                   405,513




Item 8.   Identification and Classification
          of Members of the Group.
          ------------------------

          See response to Item 7 above.


Item 9.   Notice of Dissolution of Group.
          -------------------------------

          Not applicable

Item 10.  Certification.
          --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a partici-pant in any transaction having such purposes or effect.





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
                               Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               ORION CAPITAL CORPORATION


                               By /s/ Michael P. Maloney
                                  -----------------------------------
                                      Michael P. Maloney
                                      Vice President, General Counsel
                                      and Secretary


                               THE CONNECTICUT INDEMNITY COMPANY

                               DESIGN PROFESSIONALS INSURANCE COMPANY

                               EBI INDEMNITY COMPANY

                               THE FIRE AND CASUALTY INSURANCE
                               COMPANY OF CONNECTICUT

                               SECURITY INSURANCE COMPANY OF HARTFORD


                               By /s/ Michael P. Maloney
                                  --------------------------------
                                      Michael P. Maloney
                                      Senior Vice President




Date:   February 1, 1996





















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